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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 AND ENDING DECEMBER 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

CONDATA GROUP, INC. d/b/a CONDATA FINANCIAL

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

150 Broadway – Suite 1710

NEW YORK,	**NEW YORK**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM **(212) 668 –8700 x22**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 3/31

OATH OR AFFIRMATION

I, ***CONRAD HENRY,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CONDATA FINANCIAL,*** *as of* ***DECEMBER 31, 2010,*** are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

PRESIDENT
Title

X [signature] 1/19/11
Notary Public

M. Joseph Curro
Notary Public, State of New York
No. 01CU6196713
Qualified in New York County
Commission Expires November 17, 20 12

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONDATA GROUP, INC. D/B/A CONDATA FINANCIAL

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CONDATA GROUP, INC. DBA CONDATA FINANCIAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents		7,935
Accounts receivable		6,140
Related party receivable		13,891
Office equipment, net of accumulated depreciation of $52,556 (Note 2(d))		3,959
Other asset		644
Total assets	$	32,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		3,800
Line of credit payable (Note 4)		13,891
Total liabilities		17,691
Commitments and Contingencies (Note 5)		
Stockholders' equity (Note 6)		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding.		35,000
Additional paid-in capital		244,634
Retained (deficit)		(264,755)
Total stockholders' equity		14,879
Total liabilities and stockholders' equity	$	32,570

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

Condata Group, Inc. d/b/a Condata Financial (The "Company") is a New York State corporation formed in June, 2005. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (1) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had limited revenues in 2010, a loss from operations, and a net capital deficiency. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is reviewing its options as how to best increase operating revenues. There can be no assurance that management's plans, as described above, will be realized. In addition, The Company's stockholder has pledged any additional financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

Note 3 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 3 - Summary of Significant Accounting Policies (*continued*)

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between January 1, 2010 and February 2, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 4 - Line of Credit Payable

The Company has established a revolving line of credit totaling $15,000, which is collateralized by all of the assets of the Company. As of December 31, 2010, the amount due on this line was $13, 891.

Note 5 - Commitments and Contingencies

Office Lease
The Company leases office space pursuant to an operating lease expiring on April 30, 2019. The future minimum rental commitment, before escalations, is as follows;

Year	Amount
2011	$12,382
2012	$12,673
2013	$12,673
2014	$13,547
2015	$13,984
Thereafter	$49,235

The Company shares the office space and related costs with an affiliated entity which is responsible for the entire rent and 80% of the overhead costs.

CONDATA GROUP, INC. D/B/A CONDATA FINANCIAL
OTHER INFORMATION
DECEMBER 31, 2010

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had a net capital deficiency of ($8,892), which was ($13,891) deficient of its required net capital of $5,000.

A copy of the Firm's Statement of Financial Condition as of December 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Condata Group, Inc. d/b/a Condata Financial
150 Broadway – Suite 1710
New York, NY 10038

We have audited the accompanying statement of financial condition of **Condata Group, Inc. d/b/a Condata Financial** as of **December 31, 2010**. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Condata Group, Inc. d/b/a Condata Financial** as of **December 31, 2010**, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenues, an operating loss, and a net capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming and opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2011

CONDATA GROUP, INC. D/B/A CONDATA FINANCIAL

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2010

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Condata Group, Inc. d/b/a Condata Financial
150 Broadway – Suite 1710
New York, NY 10038

Gentlemen:

In planning and performing our audit of the financial statements of **Condata Group, Inc. d/b/a Condata Financial**, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used, by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2011